Amy L. Bowler Partner Phone 303.290.1086 abowler@hollandhart.com

March 6, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, DC 20549

Attn:	Brad Skinner

Re:	American Battery Technology Company Form 10-K for the Fiscal Year Ended June 30, 2024
Filed September 23, 2024, File No. 001-41811

Dear Mr. Brad Skinner:

Set forth below is the response of American Battery Technology Company (the “Company”) to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 25, 2025, regarding the above-referenced Form 10-K (the “2024 Form 10-K”). For your convenience, the Company has set forth below the Staff comment followed by the Company’s response. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the 2024 Form 10-K.

Form 10-K for the Fiscal Year Ended June 30, 2024

Item 2. Properties, page 21

1.	Please disclose the commodity price, the metallurgical recovery factor, and the point of reference with your mineral resource table pursuant to Item 1304(d)(1) of Regulation SK.

Response:

The Company discloses the cut-off grade (300 ppm Li) and metallurgical recover (65.7% for Li) immediately following the referenced table, along with other cost inputs. In response to the Staff’s comment, the Company proposes including the following table in future filings (with appropriately updated information as of the date of filing):

	Resources
	Amount (kTons)			Grades/qualities	Cut-off grades	Metallurgical recovery
	Total	LI	LHM
Measured mineral resources	721,000	510	3,060	702 ppm Li	300 ppm Li	65.7 % for Li
Indicated mineral resources	2,439,000	1,380	8,340	565 ppm Li	300 ppm Li	65.7 % for Li
Measured + Indicated mineral resources	3,160,000	1,890	11,400	596 ppm Li	300 ppm Li	65.7 % for Li
Inferred mineral resources	2,931,000	1,610	9,750	550 ppm Li	300 ppm Li	65.7 % for Li

a) The estimate of mineral resources was performed by RESPEC.

b) Tonopah Flats resources are classified as Measured, Indicated, and Inferred.

c) Mineral resources comprised all model blocks at a 300ppm ton Li cutoff that lie within an optimized pit.

d) The estimated mineral resources include data from the 29 sampled holes.

e) Lithium Hydroxide Monohydrate (LHM) tons were calculated using a factor of 6.0459 relative to Li.

f) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Reported information assumes lithium hydroxide monohydrate price of $40,000/ton, metallurgical recoveries of 65.7% for Li, mining costs of $2.45/ton mined, processing costs of $11.62/ton processed, minimum grade of 300 ppm lithium within claystone, and general and administrative costs of $0.38/ton processed, and a 33,000-ton per day processing rate.

g) The effective date of the estimate is December 21, 2023.

h) Rounding may result in apparent discrepancies between tons, grade, and contained metal content.

Sincerely,

/s/ Amy L. Bowler

Amy L. Bowler
Partner
Holland & Hart LLP

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